UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 or 15(d)-16 of the Securities Exchange Act of 1934

For the month of December 2010

Commission File Number:  000-53465

China Dredging Group Co., Ltd.
(Translation of registrant’s name into English)

Floor 18, Tower A,
Zhongshan Building
No. 154, Hudong Road,
Gulou District
Fuzhou City, Fujian Province 900092,    P.R.C.
(Address and telephone number  of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of From 20-F or 40-F Form 20-F ☒ Form 40-F ☐

☐	Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

☐	Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934
                               Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__.

Exhibit Number	Description

99.1	Press Release dated December 1, 2010 announcing financial and operational highlights for the three months ended September 30, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA DREDGING GROUP CO., LTD.

December 2, 2010	By:	/s/ Bin Lin
Bin Lin, Vice President